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                         [LETTERHEAD OF ROPES & GRAY]




                                April 28, 1998



Investors Fund Series
222 South Riverside Plaza
Chicago, Illinois  60606

Vedder, Price, Kaufman & Kammholz
222 North LaSalle Street
Chicago, Illinois  60601


Ladies and Gentlemen:

     We are furnishing this opinion with respect to the proposed offer and sale from time to time by Kemper-Dreman Financial Services Portfolio, Kemper-Dreman High Return Equity Portfolio, Kemper International Growth and Income Portfolio and Kemper Global Blue Chip Portfolio (each, a Fund, and collectively, the "Funds"), each a series of Investors Fund Series (the "Trust"), of an indefinite number of shares of beneficial interest of the Funds (the "Shares"), pursuant to a post-effective amendment to the Trust's Registration Statement on Form N-1A (No. 33-11802) under the Securities Act of 1933, as amended.

     We have examined the Trust's records of Trustee action, its By-Laws and its Agreement and Declaration of Trust, as amended to date. We have examined such other documents as we deem necessary for the purposes of this opinion.

     We assume that appropriate action has been or will be taken to register or qualify the sale of the Shares under any applicable state laws regulating sales and offerings of securities and that upon sale of the Shares, the Trust will receive the authorized consideration therefor, and that such consideration will in each case at least equal the net asset value of the shares.

     Based upon the foregoing, we are of the opinion that:

     1. The Trust is a legally organized and validly existing unincorporated voluntary association under the laws of The Commonwealth of Massachusetts which, unless terminated as provided in its Agreement and Declaration of Trust, shall continue in existence without limitation of time.



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Investors Fund Series
Vedder, Price, Kaufman & Kammholz

                                     -2-
                                                                  April 28, 1998

     2. The Trust is authorized to issue an unlimited number of Shares and that, when the Shares are issued and sold after the post-effective amendment to the Registration Statement has been declared effective and the authorized consideration therefor is received by the Trust, they will be validly issued, fully paid, and nonassessable by the Trust.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust". Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust or any series of the Trust (a "Series"). However, the Agreement and Declaration of Trust disclaims shareholder liability for acts and obligations of the Trust or of a particular Series and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate share or undertaking made or issued by the Trustees or officers of the Trust. The Agreement and Declaration of Trust provides for indemnification out of the property of a particular Series for all loss and expense of any shareholder of that Series held personally liable for the obligations of such Series. Thus, the risk of liability is limited to circumstances in which the relevant Series would be unable to meet its obligations.

     We hereby consent to the filing of this opinion as an exhibit to the aforesaid post-effective amendment to the Trust's Registration Statement.

                                    Very truly yours,


                                    /s/ Ropes & Gray

                                    Ropes & Gray